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Pursuant to Rule 163 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-140828

The following article regarding Google’s Transferable Stock Option program was published on December 12, 2006 by Market Watch. Google does not endorse any of the opinions expressed in this article (other than any opinion expressed by any representative of Google which is expressly quoted and attributed to such representative in the article) regarding the Transferable Stock Option program or any other issues discussed in this article and does not make any representations as to the accuracy of such opinions. Certain factual misstatements contained in the article are corrected by bracketed language that follows each such misstatement.

Market Watch

Ben Charny

December 12, 2006

Google hedging its stock-options bets

Employees will be allowed to auction their shares to institutions

SAN FRANCISCO (MarketWatch) — Google Inc. may have hit upon a way to make sure its fast-rising stock doesn’t get too far ahead of its freewheeling employees.

Starting in April, the Internet search company will let rank-and-file staff auction off their stock options to the highest bidding institutional investor, the company said Tuesday.

Market professionals say the changes represent a major innovation in the way companies handle option grants, which are widely used by Google (GOOG) and hundreds of other tech employers to attract new workers and keep them in the fold.

Under the usual terms of such programs, employees are awarded the right to buy a number of shares of company stock, at a pre-set, or strike, price. Typically, assuming the stock is trading above their strike price, employees exercise the options and then turn around and sell the shares the same day on the open market.

But starting next year, Google workers with vested options will be allowed into an online marketplace that lets them review the institutional market’s latest bids for a Google stock option, and then put their own shares up for sale.

The transferable-options program affects about 6.1 million of Google’s 306 million shares outstanding. [Correction: As of September 30, 2006, there were approximately 6.6 million vested and unvested options outstanding that were granted since Google’s IPO.]

In addition to the new plan, employees will still be able to use the company’s existing program to exercise their stock options, according to executives who outlined the plan on Tuesday.

Reaction to the new program was mixed.

On the one hand, it is intended to provide institutional investors a new way to hedge their bets on Google stock, which is something that banks and fund companies are likely to embrace, said Robert Bacarella, a fund manager with Monetta Select Technology, which holds a position in Mountain View, Calif.-based Google.

“It’s a mini-market in the options business” and a sign that the markets have become so efficient and focused that “there’s a market for everything,” Bacarella said.

Moreover, the plan represents a novel and less controversial way in which companies can make their options more attractive. In the past, when the tech bubble ended, many firms resorted to the drastic and controversial measure of repricing their shares as a way of reviving options with high strike prices that had turned worthless when their stock fell back to earth.

Premium

Google, with shares that touched the $500 level last month, sys institutional buyers will be willing to pay a premium for the transferable options, since the stock is relatively hard to come by in the open market. Some employees may choose that route as a way to cash in, rather than waiting for the price on the open market to climb high enough for them to make a profit on options tied to a very high strike price.

But in offering its staff an earlier avenue to unload their options, Google likely will forfeit much of the “golden chain” it now has to keep employees with the company for more years as they wait for shares to achieve some value, said Arthur Levitt, a former chairman of the Securities and Exchange Commission who is now a senior analyst with the Carlyle Group.

“It seems to me that under-water options will lose their value as a retention tool,” he said.

Morgan Stanley (MS) will run the auctions for Google. Smith Barney, which is part of Citigroup (C) will serve as the employees’ stock-options plan administrator.

Only financial institutions will be allowed to take part in the bidding, and they must hold onto any options they acquire until they expire before settling with Google, executives said. Institutions won’t be permitted to sell the options on the open market.

Expenses

Google executives said they don’t plan changes in how they account for stock-options expenses. However, the company does expect its stock-based compensation expenses to rise by an unspecified amount.

The plan is open only for options granted after the company’s initial public offering, and executive officers are barred from participating.

Under scenarios outlined by Google executives, employees can, in effect, create their own mini-stock market to trade their options. As a result, they could see a return on their options even if Google shares are trading under an employee’s strike price.

But that would involve an institutional investor hedging their bets that Google shares would rise to a price above an employee’s strike price.

It’s seems reasonable to envision that scenario, given that for institutional investors, the program presents a new way to procure shares of Google, which while seen as a growth stock typically sees thin trading volumes because of the high price.

“Institutions will clearly want to use derivatives to hedge their positions,” Levitt adds.

Meanwhile, the changes are yet another of the famously luxurious benefits that Google offers employees in its quest to make itself appealing in the technology sector’s tight marketplace for labor.

Indeed, executives believe the transferable options gives them an edge at a time of intense competition for workers in the face of pressure from big rivals like Yahoo Inc. (YHOO), Microsoft Corp.’s (MSFT) MSN unit and other Internet competitors.

“We want to make options valuation more valuable and understandable to employees,” said Dave Rolefson, Google’s equity and executive compensation manager. “The program makes the value of their options much more tangible.”

Google has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Google and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Google will arrange to send you the prospectus if you request it by calling toll-free 1-866-468-4664 or sending an e-mail to investors@google.com.